Filed Pursuant to Rule 433

Registration No. 333-202354

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES GG

$1,200,000,000

48,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Bank of America Corporation 6.000% Non-Cumulative Preferred Stock, Series GG

FINAL TERM SHEET

Dated May 7, 2018

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/1,000th interest in a share of Bank of America Corporation 6.000% Non-Cumulative Preferred Stock, Series GG

Expected Ratings:	Ba1 (Moody’s) / BBB- (S&P) / BB+ (Fitch)

Size:	$1,200,000,000 ($25 per Depositary Share)

Over-allotment Option:	The underwriters also may purchase up to an additional 7,200,000 Depositary Shares ($25 per Depositary Share) within 30 days of the date of the final prospectus supplement in order to cover over-allotments, if any.

Public Offering Price:	$25 per Depositary Share

Maturity:	Perpetual

Trade Date:	May 7, 2018

Settlement Date:	May 16, 2018 (T+7)

Dividend Rate (Non-Cumulative):	6.000%

Dividend Payment Dates:	Beginning August 16, 2018 each February 16, May 16, August 16, and November 16 subject to following business day convention (unadjusted)

Day Count:	30/360

Business Days:	New York/Charlotte

Optional Redemption:	Anytime on or after May 16, 2023 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the prospectus supplement dated May 7, 2018 (the “Prospectus Supplement”)

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BAC PrB”. Trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Lead Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
UBS Securities LLC Wells Fargo Securities, LLC RBC Capital Markets, LLC

Junior Co- Managers:	Academy Securities, Inc Drexel Hamilton, LLC
Mischler Financial Group, Inc. R. Seelaus & Co., Inc.

CUSIP/ISIN for the Depositary Shares:	060505229 / US0605052291

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.